EXHIBIT 4

[WESTDALE PROPERTIES LETTERHEAD]

May 21, 2004

Pike Powers

Fulbright & Jaworski LLP

600 Congress Ave

Ste 2400

Austin, Texas 78701

Re: Schlotzsky’s, Inc.

Dear Pike:

We have had discussions, off and on, over the last few months regarding a possible business transaction pursuant to which Westdale Properties America I, Ltd. would provide, or arrange for the provision of, between $4—$7 million of equity capital to Schlotzsky’s. In connection with those discussions, we have entered into a Confidentiality and Standstill Agreement with Schlotzsky’s. In addition, we have provided Schlotzsky’s with a draft of a Securities Purchase Agreement, dated April 10, 2004. Schlotzsky’s, for its part, has provided Westdale with certain information regarding its business, assets and financial affairs. In addition, a special committee of the Board of Directors of Schlotzsky’s has met, from time to time, with representatives of Westdale. To date, however, none of these efforts has led to an agreement in principle between the parties or even to negotiations. The purpose of this letter is to propose a plan of action that, if followed, should fairly rapidly lead either to an agreement in principle, between Schlotzsky’s and Westdale or to an abandonment of the parties’ efforts to reach such an agreement. We hope that Schlotzsky’s will agree to pursue the plan of action described herein.

There are five basic tasks that need to be accomplished in order for the parties to reach an agreement with respect to a transaction. Those basic tasks are:

1.	Schlotzsky’s must obtain a commitment from John and Jeff Wooley to resolve all existing relationships between the Wooleys and Schlotzsky’s along the lines set forth in the fourth paragraph of this letter. Although the Wooleys’ commitment would ultimately be dependent upon the consummation of a transaction, Westdale does not believe that continued discussions between Westdale and Schlotzsky’s are advisable unless the Wooleys agree, up front, to these matters, subject to the successful consummation of a transaction. We are hopeful that the Wooleys will agree with us that the transactions we are proposing offer significant benefit to

Pike Powers

May 21, 2004

Schlotzsky’s shareholders, and thus for the Wooleys themselves by virtue of their significant ownership of Schlotzsky’s stock.

2.	Schlotzsky’s must provide Westdale and its agents with full, prompt and enthusiastic cooperation in connection with the completion of Westdale’s due diligence of the business, assets and financial affairs of Schlotzsky’s and each of its affiliates, including the National Advertising and Marketing Fund. We envision this cooperation to include the devotion of a material portion of the business time of such Schlotzsky’s employees and agents as Westdale and its agents shall request. As part of this process, Westdale would expect to receive access to Schlotzsky’s personnel and very prompt delivery of all information, including current operating results, that it should request.

3.	The parties must negotiate, execute and deliver definitive documentation providing for whatever transactions are ultimately deemed appropriate. Westdale currently expects those transactions to include the issuance to Westdale and certain third parties of common stock of Schlotzsky’s for cash amounting to between $4—$7 million in the aggregate, waivers and consents as necessary by certain creditors of Schlotzsky’s, agreements between Schlotzsky’s and the Wooleys, of which Westdale will be a third party beneficiary, and release agreements by certain creditors of Schlotzsky’s who have been beneficiaries of guarantees or pledged collateral by the Wooleys.

4.	Schlotzsky’s must draft, file for regulatory review and distribute a proxy statement and other materials necessary to obtain the consent of its shareholders to the transactions provided for and the material agreements described in the preceding clause and the holding of an annual or special meeting of Schlotzsky’s shareholders.

5.	The parties must obtain a variety of consents, waivers and releases from third parties, including certain Schlotzsky’s creditors. In addition, Schlotzsky’s must redeem its “poison pill.”

Westdale believes that the foregoing items can be accomplished if the parties diligently pursue them, in approximately 85 days, with the majority of the time being devoted to obtaining regulatory approvals for shareholder solicitation materials and the scheduling and holding of an annual or special meeting of shareholders. Third party consents would be obtained during the shareholder solicitation period. Westdale is also confident that the parties can negotiate, execute and deliver the definitive agreements necessary to provide for any transactions ultimately agreed to within 7-10 days. Thus, Westdale optimistically believes that a recapitalization and reorganization of the financial affairs of Schlotzsky’s that is very positive for Schlotzsky’s and its shareholders can be

Pike Powers

May 21, 2004

accomplished by early August, if the parties diligently pursue the matter. Westdale is prepared, for its part, to do so and invites Schlotzsky’s and the Wooleys to indicate their interest in doing so as well.

As part of any transaction that Westdale is willing to be a party to, Schlotzsky’s and its affiliates, on the one hand, and John and Jeff Wooley, and each of their affiliates, on the other, must sever all of their financial and other relationships, other than the relationship arising from the ownership by the Wooleys of common stock of Schlotzsky’s. Although Westdale is not fully informed regarding all of the relationships among the Wooleys and their affiliates, and Schlotzsky’s and its affiliates, Westdale is prepared to describe, in general terms, the methodology for the separation of interests that it contemplates. First, as part of any transaction, the Wooleys, and each of their family members, must resign from all positions as officers, directors, employees, agents or the like that they have with Schlotzsky’s or any of its affiliates, and all employment, consulting and other agreements, including option agreements and deferred compensation arrangements between Schlotzsky’s on the one hand, and any of the Wooleys or their affiliates on the other, must be terminated without the payment of any consideration by Westdale, or by Schlotzsky’s or any of its affiliates or the incurrence by them of any obligation to the Wooleys or any third party. As part of the termination of these relationships, Westdale contemplates that the Wooleys will be released from all guarantees that they have provided for the benefit of Schlotzsky’s or its affiliates and that all collateral pledged by the Wooleys with respect to any obligation to Schlotzsky’s or its affiliates will be released. In addition, to the extent that the Wooleys on the one hand and Schlotzsky’s on the other have loaned one another money, those debts will be offset against one another and the net amount owed by Schlotzsky’s (or the Wooleys, if that is the case) will be paid in cash to the creditor party immediately following the consummation of the sale of equity securities by Schlotzsky’s to Westdale. Finally, the Wooleys will release Schlotzsky’s, Westdale and any other participant in the contemplated transactions, and all of their respective officers, directors, employees, agents and affiliates, from all claims and liabilities, known and unknown, arising prior to or based upon facts and circumstances existing prior to the consummation of the contemplated transactions.

Schlotzsky’s and the Wooleys have had a long and complex relationship with one another. Although Westdale believes that it is time for that relationship to end, we recognize that there will be financial and personal issues to be addressed and resolved before that can happen. Westdale further understands that there can be no assurance that those issues can be resolved. Consequently, and in order to avoid squandering precious resources, Westdale will require that Schlotzsky’s and the Wooleys commit in writing, in form and substance satisfactory to Westdale, to the resolution of all matters relating to the relationship between Schlotzsky’s and the Wooleys in accordance with the provisions of the immediately preceding paragraph, subject of course to consummation of the overall transaction, and that the Wooleys further commit to the Board of Directors of Schlotzsky’s that they believe commencing negotiations with Westdale with a view to executing and

Pike Powers

May 21, 2004

delivering definitive agreements within 7 days is in the best interest of Schlotzsky’s and its shareholders. Westdale asks that this commitment be delivered to it not later than June 2, 2004. Once that commitment is obtained, in form and substance satisfactory to Westdale, Westdale would expect the parties to begin immediately to negotiate definitive documentation setting forth the terms of the various agreements to be entered into among them. As part of that effort, Westdale will deliver to Schlotzsky’s for comment a draft Securities Purchase Agreement setting forth Westdale’s proposed terms of the securities related transactions. In general, that agreement will be similar to the prior draft provided to you. Westdale would then expect the parties to enter into the Securities Purchase Agreement prior to June 11, 2004 with a public announcement thereof to follow immediately. From that point forward, the parties would then have a variety of tasks to accomplish prior to the closing and funding of any transaction. Those tasks would be outlined in the Securities Purchase Agreement as conditions precedent to Westdale’s obligations. We invite you to review the existing draft of the Securities Purchase Agreement which sets forth, in Article V and VII, what Westdale currently believes to be the list of necessary tasks. Obviously this list may expand or contract as the parties engage in negotiations and due diligence.

We hope that this letter meets with the general approval of the Board of Directors of Schlotzsky’s and that within the appointed timeframe, Schlotzsky’s and the Wooleys will be in a position to commit to Westdale to pursue negotiations regarding the recapitalization of Schlotzsky’s and the reorganization of its business and financial affairs.

If you have any questions concerning this letter, please do not hesitate to call.

Yours very truly,

Westdale Properties America I, Ltd.

By:   /s/    Joseph G. Beard

Joseph G. Beard

President of JGB Ventures, Inc.,

its General Partner,

a Texas Corporation

JMS/mp